Exhibit 99.1

Clearmind Medicine Announces Submission of US Patent Application for Treating Metabolic Syndrome and Weight-loss

Vancouver, Canada, July 16, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced that it has submitted an additional patent application with the United States Patent and Trademark Office (“USPTO”), as part of its ongoing collaborations with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, and with invented with Prof. Joseph Tam from the Hebrew University’s technology transfer company, Yissum.

The patent application refers to the novel proprietary composition of Clearmind’s MEAI compound (5-methoxy-2-aminoindane) with Palmitoylethanolamide (“PEA”), the active ingredient of SciSparc’s proprietary CannAmide™, for treating metabolic syndrome and obesity.

According to the 2017-2020 data from the National Health and Nutrition Examination Survey (NHANES) database, the Centers for Disease Control and Prevention (CDC) reported that among adults aged 20 and over, the prevalence of obesity was 41.9%.

According to Emergen Research, the global obesity treatment market size was valued at $15 billion in 2022 and is expected to register a rapid revenue CAGR of 10.0% during the forecast period of 2023 to 2032. Rising prevalence of obesity and technological advancements in weight loss equipment are key factors driving market revenue growth.

Overall, as part of the collaboration with SciSparc, twelve other patent applications have been filed by Clearmind with the USPTO for various proprietary compositions, including the composition of SciSparc’s PEA with Clearmind’s MEAI compound for the treatments of alcohol use disorder, cocaine addiction and obesity and its related metabolic disorders.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of eighteen patent families including 28 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

About Yissum:

Yissum is the technology transfer company of the Hebrew University of Jerusalem. Founded in 1964, it serves as a bridge between cutting-edge academic research and a global community of entrepreneurs, investors, and industry. Yissum’s mission is to benefit society by converting extraordinary innovations and transformational technologies into commercial solutions that address our most urgent global challenges. Yissum has registered over 11,500 patents globally, licensed over 1,140 technologies and has spun out more than 261 companies. Yissum’s business partners span the globe.

For further information please visit www.yissum.co.il.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.